UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
FERIS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

888307105
(CUSIP Number)

Ralph Feller 8439 Sunset Boulevard, 2nd Floor West Hollywood, CA 90069
(Name; Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Ralph Feller I.R.S. Identification No. of Above Persons (entities only) ________________
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,328,645
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,405,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,328,645
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”), of Feris International, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 8439 Sunset Boulevard, 2nd Floor, West Hollywood, California 90069.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Ralph Feller (the “Reporting Person”). His residential address is 30832 Alta Mira Drive, Redlands, California 92373. Mr. Feller is a retired dentist.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding of the type required to be disclosed under this Item 2.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used personal funds to acquire the securities of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired 9,328,645 shares of the Common Stock of the Issuer in connection with the share exchange between the Issuer and Pro Sports & Entertainment, Inc.

Depending upon market conditions and other factors that the Reporting Person deems material, (i) he may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that he now owns or hereafter may acquire, and (ii) he may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including a possible recapitalization or sale of the Issuer. Except as described in the preceding sentence, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 9,328,645 shares of Common Stock, representing 17.0% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3.

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned.

The Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 24, 2008	/s/ RALPH FELLER Ralph Feller

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